EXHIBIT 13.3 - Summarized Quarterly Financial Information

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

	First	Second	Third
2014	Quarter	Quarter	Quarter
Total interest income	$2,409,324	$2,381,414	$2,424,611
Total interest expense	365,122	356,134	364,961
Net interest income	2,044,202	2,025,280	2,059,650
Provision for loan losses	—	—	—
Investment securities gain	92	260,321	608,555
Total other income	206,433	246,056	256,573
Total other expenses	1,910,419	2,024,948	2,013,489
Income before income taxes	340,308	506,709	911,289
Net income	446,256	537,689	773,825
Net income per share	0.26	0.31	0.45

	First	Second	Third	Fourth
2013	Quarter	Quarter	Quarter	Quarter
Total interest income	$2,302,771	$2,357,775	$2,350,742	$2,402,761
Total interest expense	387,202	376,418	378,401	382,417
Net interest income	1,915,569	1,981,357	1,972,341	2,020,344
Provision (credit) for loan losses	—	—	—	(400,000)
Investment securities gain	14	2,236	674	377,073
Total other income	272,251	251,921	268,995	266,717
Total other expenses	1,890,613	1,890,553	1,947,613	1,942,927
Income before income taxes	297,221	344,961	294,397	1,121,207
Net income	381,337	414,415	390,971	1,054,325
Net income per share	0.22	0.24	0.23	0.61

	First	Second	Third	Fourth
2012	Quarter	Quarter	Quarter	Quarter
Total interest income	$2,531,454	$2,488,731	$2,455,071	$2,363,310
Total interest expense	488,630	457,777	430,492	412,397
Net interest income	2,042,824	2,030,954	2,024,579	1,950,913
Provision (credit) for loan losses	—	—	—	(248,000)
Investment securities gain	—	342,279	1,671	746,753
Total other income	307,995	316,058	304,996	331,860
Total other expenses	1,903,102	1,929,691	1,869,462	1,901,904
Income before income taxes	447,717	759,600	461,784	1,375,621
Net income	470,000	670,034	482,826	914,900
Net income per share (1)	0.28	0.39	0.28	0.53

(1)	Adjusted for the 4 percent common stock dividend to stockholders of record as of December 19, 2012.